

November 3, 2010

Jonathan Snyder
President
KeyOn Communications Holdings, Inc.
11742 Stonegate Circle
Omaha, Nebraska 68164

      Re: **KeyOn Communications Holdings, Inc.**
              Form 10-K/A
              Filed April 16, 2010
              Form 10-Q for the Quarterly Period Ended March 31, 2010
              Filed May 17, 2010
              File No. 001-33842

Dear Mr. Snyder:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Description of Business, page 2

1. We note your statement that you believe that your company is the third largest wireless broadband company in the United States. Please disclose the metric that serves as the basis for that statement (e.g. revenue, subscribers, etc.).

2. We also note the statement that in connection with your applications under ARRA you have "secured commitments to contribute up to $163 million of outside capital to ensure the sustainability" of your projects. Please clarify who has made these commitments (e.g. third-party investors, lenders, state or local governments, etc.). In addition, please specify whether these contributions will be made to you or directly to the communities that would benefit from these federal grants. Please ensure that this disclosure is consistent throughout your Annual Report on Form 10-K/A.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 21

3. In your Overview section please describe the cost restructuring plan you initiated in 2009. Specifically, describe your decision to decrease marketing expenses, the status of your Dish Network related operations, the decrease it stock compensation expense and your expectations going forward.

Results of Operations, page 22

4. We note that Net Loss improved 18% over 2009. However, you state that non-cash stock-based and warrant compensation expense accounted for 87% of the improvement and that your cost reduction initiative accounted for 43% of the improvement. Please revise this disclosure to clarify the relative contribution of this factors to the Net Loss improvement in 2009.

Liquidity and Capital Resources, page 23

5. Please provide a more detailed assessment of your financial condition and liquidity outlook. For example, disclose how long management expects that the note funds will sustain the company and how much additional financing the company will require in order to meet its current and future cash needs. Also provide more information about the company's specific spending commitments and funding requirements. If you are unable to obtain additional funds, explain how that you impact your ability to perform existing contracts, acquire new business, and develop new products and services.

Management's Annual Report on Internal Control over Financial Reporting, page 25

6. We note your statement that you have identified material weaknesses and deficiencies in your controls. However, it is unclear whether your management has performed the required assessment of whether your internal control over financial reporting is effective. Please revise to specify whether your management performed an assessment of your internal control over financial reporting pursuant to Item 308T of Regulation S-K. In addition, please provide your management's conclusion regarding the effectiveness of your internal control over financial reporting. Please note that pursuant to Item 308T(a)(3) your management is not permitted to conclude that your internal control over financial reporting is effective if there are one or more material weaknesses in your internal control over financial reporting.

Other

7. Please review the numbering for your footnotes throughout your Annual Report on Form 10-K/A. It appears that the numbering is not sequential.

Executive Compensation, page 27

8. Please note that the total compensation disclosed for Jonathan Snyder for 2009 appears to be incorrect. Please revise.

9. Please provide the material terms of the option awards granted to your named executive officers pursuant to Item 402(o) and 402(p), respectively. This comment applies to the Summary Compensation Table and Outstanding Equity Awards and Fiscal Year-End.

Security Ownership of Certain Beneficial Owners and Management and Related Stock Matters, page 28

10. Please note that the information in this table is required to be provided as of the most recent practicable date not as of year-end.

11. Please disclose the relationship, if any, between Jerome Snyder and Jonathan Snyder in a footnote to the table.

Exhibits

12. Please file complete copies of you the Note agreement and its ancillary documents with your amended Annual Report on Form 10-K, including conformed signature pages.

Exhibits 31.1 and 31.2

13. We note that the certifications provided by Mr. Snyder and Ms. Eggert have been modified. Introductory language in paragraph 4 has been deleted and section 4(d) has been omitted. Pursuant to Item 601(b)(31), the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601, except as otherwise indicated in Commission statements or Staff interpretations. Please submit complete, unmodified certificates in connection with the filing of your amended Annual Report on Form 10-K.

Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2010

Exhibits 31.1, 31.2, 32.1 and 32.2

14. We note that the certifications filed on exhibits 31.1, 31.2, 32.1 and 32.2 to your quarterly report for the period ended March 31, 2010 were not signed. Please provide conformed

signatures on these certifications in connection with the amendment to your Form 10-Q for the quarterly period ended March 31, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities and Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, accountant, at (202) 551-3365 or Kyle Moffatt, accountant branch chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, attorney-advisor, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

Robert Bartelmes for
Larry Spirgel
Assistant Director